SCHEDULE “A”

(Schedule A begins on the following page)

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors of Marsulex Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Marsulex Inc. (the Company) as at June 30, 2005 and unaudited pro forma income statements for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1.
Compared the figures in the columns captioned “Marsulex” to the unaudited consolidated financial statements of the Company as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of the Company for the year ended December 31, 2004, respectively, and found them to be in agreement.

2.
Compared the figures in the columns captioned “Stablex” to the unaudited consolidated financial statements of Seaway TLC Inc. as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of Seaway TLC Inc. for the year ended December 31, 2004, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) The basis for determination of the pro forma adjustments; and
(b) Whether the pro forma financial statements comply as to form in all material respects with Ontario Securities Act and the related regulations.

The officials:

(a) described to us the basis for detemination of the pro forma adjustments; and
(b) stated that the pro forma financial statements comply as to form in all material respects with the Ontario Securities Act and the related regulations.

4.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Marsulex” and “Stablex” as at June 30, 2005 and for the six months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned “Pro Forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada
October 28, 2005

MARSULEX INC.
Unaudited Pro forma Consolidated Balance Sheet
(In thousands of dollars)
June 30, 2005
	Marsulex	Stablex	Pro Forma adjustments (note 3)				Pro Forma
Assets
Current assets:
Cash and cash equivalents	$28,017	$5,788	$(73,691 70,000 (1,342	) )	(a (b (b	) ) )	$28,772
Cash held in trust	3,675	--					3,675
Accounts receivable	24,415	6,500					30,915
Corporate income tax receivable	--	991	(991)		(a	)	--
Inventories	2,365	65					2,430
Future tax asset	154	456	228		(a	)	838
Prepaid expenses and other assets	1,022	278					1,300
	59,648	14,078	(5,796)				67,930

Long-term portion of cash held in trust	7,500	--	--				7,500
Property, plant and equipment	168,199	17,251	8,789		(a	)	194,239
Deferred charges and other assets, net of amortization	1,296	1,692	2,555		(b	)	5,543
Goodwill	46,294	--	23,317		(a	)	69,611
Intangible assets, net of accumulated amortization	2,407	10,747	18,281		(a	)	31,435
Future tax asset	--	166	(166)		(a	)	--
	$285,344	$43,934	$46,980				$376,258
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$13,209	$4,445	$1,213		(b	)	$18,867
Accrued liabilities	18,471	1,526					19,997
Income taxes payable	1,015	959					1,974
Interest payable	122	--					122
Current portion of long-term liabilities	1,582	931	(931)		(a	)	1,582
	34,399	7,861	282				42,542

Long-term debt	112,146	17,689	70,000 (17,689)		(b (a	) )	182,146
Deferred revenues	7,013	--					7,013
Other liabilities	11,107	520					11,627
Future tax liability	14,795	3,949	8,302		(a	)	27,046

Shareholders’ equity:
Capital stock	58,735	28	(28)		(a	)	58,735
Retained earnings	45,975	13,887	(13,887)		(a	)	45,975
Foreign currency translation adjustment	1,174	--					1,174
	105,884	13,915	(13,915)				105,884
	$285,344	$43,934	$46,980				$376,258
See accompanying notes to Pro Forma Consolidated Financial Statements

MARSULEX INC.
Unaudited Pro Forma Consolidated Statements of Operations
(in thousands, except per share amounts)
For the six month period ended June 30, 2005

	Marsulex	Stablex	Pro Forma adjustments (note 3)			Pro Forma
Revenue	$75,575	$17,628				$93,203
Cost of sales and services	47,549	9,545				57,094
Gross profit	28,026	8,083				36,109

Selling, general, administrative and other costs	8,861	4,379				13,240
Foreign exchange losses on monetary items	18	21				39
Unusual items	50	--				50
Depreciation	10,383	1,751	$248	(g	)	12,382
Amortization of deferred charges and intangible assets	348	--	451 1,975	(d (e	) )	2,774
Foreign exchange loss on long-term debt	--	--	331	(f	)	331
Other expenses	--	(895)				(895)
Interest expense	5,073	606	1,212	(c	)	6,891
Interest capitalized	(394)	--				(394)
Interest income	(477)	(32)				(509)
Earnings before income taxes	4,164	2,253	(4,217)			2,200

Income taxes:
Current	808	407	(401)			814
Future	571	553	(991)			133
	1,379	960	(1,392)	(h	)	947
Net earnings	$2,785	$1,293	$(2,825)			$1,253

Earnings per share (note 6):
Basic	$0.09					$0.04
Diluted	$0.08					$0.04

Weighted average number of shares outstanding
Basic	32,035					32,035
Diluted	32,766					32,766
See accompanying notes to Pro Forma Consolidated Financial Statements

MARSULEX INC.
Unaudited Pro Forma Consolidated Statements of Operations
(in thousands, except per share amounts)
For the year ended December 31, 2004

	Marsulex	Stablex	Pro Forma adjustments (note 4)			Pro Forma
Revenue	$137,022	$38,791				$175,813
Cost of sales and services	88,155	21,024				109,179
Gross profit	48,867	17,767				66,634

Selling, general, administrative and other costs	23,342	9,685				33,027
Foreign exchange gains on monetary items	(61)	(1,052)				(1,113)
Unusual items	657	4,287				4,944
Loss on disposal of property, plant and equipment	57	--				57
Depreciation	16,907	2,586	$478	(e	)	19,971
Amortization of deferred charges and intangible assets	708	--	902 3,949	(b) (c	)	5,559
Foreign exchange gain on long-term debt	--	--	(1,496)	(d	)	(1,496)
Interest expense	10,569	548	2,725	(a	)	13,842
Interest capitalized	(4,252)	--				(4,252)
Interest income	(756)	(66)				(822)
Earnings before income taxes	1,696	1,779	(6,558)			(3,083)

Income taxes:
Current	507	167	(902)	(f	)	(228)
Future	(3,711)	226	(1,262)			(4,747)
	(3,204)	393	(2,164)			(4,975)
Net earnings	$4,900	$1,386	$(4,394)			$1,892

Earnings per share (note 6):
Basic	$0.15					$0.06
Diluted	$0.15					$0.06

Weighted average number of shares outstanding
Basic	32,035					32,035
Diluted	32,766					32,766

See accompanying notes to Pro Forma Consolidated Financial Statements

MARSULEX INC.
Notes to Consolidated Pro Forma Financial Statements
(Tabular amounts in thousands of Canadian dollars, except earnings per share amounts)

1.	BASIS OF PRESENTATION:

The unaudited pro forma consolidated balance sheet of Marsulex Inc. (the Company) as at June 30, 2005 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 have been prepared by management after giving effect to the acquisition of Seaway TLC Inc. (Stablex). The pro forma consolidated financial statements have been compiled from, and include:

a.	audited consolidated financial statements of the Company for the year ended December 31, 2004;

b.	unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2005;

c.	audited consolidated financial statements of Stablex for the year ended December 31, 2004;

d.	unaudited interim consolidated financial statements of Stablex for the six months ended June 30, 2005; and

e.	the additional information described in the “Pro Forma Assumptions and adjustments” below.

The unaudited pro forma consolidated financial statements should be read in conjunction with the Company’s historical financial statements and accompanying notes for its fiscal year ended December 31, 2004 and the six month period ended June 30, 2005 and Stablex’s historical financial statements and accompanying notes for the fiscal year ended December 31, 2004 and the six months ended June 30, 2005.

The financial statements of the Company and Stablex used in preparation of these pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company has reviewed the accounting policies of Stablex and believes they are materially consistent with the Company’s accounting policies. No adjustments have been made to the pro forma financial statements to conform accounting policies.

The unaudited pro forma consolidated balance sheet as at June 30, 2005 gives effect to the acquisition of Stablex and the funding of the acquisition with debt as if they had occurred on June 30, 2005. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2005 and for the year ended December 31, 2004 give effect to the acquisition of Stablex and the funding of the acquisition with debt as if they occurred on January 1, 2004.

The pro forma information is based on estimates and assumptions set forth in the notes to such information. The pro forma information is being furnished solely for information purposes and is not necessarily indicative of the combined results or financial position that might have been achieved for the period or date indicated, nor is it indicative of future results that may occur.

Certain elements of Stablex’s consolidated financial statements have been reclassified to provide a consistent classification format.

There were no inter-company balances or transactions between the Company and Stablex.

2.  BUSINESS ACQUISITION:

On August 16, 2005, the Company acquired Stablex. The purchase price was $71.2 million plus acquisition costs of approximately $2.5 million. The acquisition was funded substantially by debt.

This business combination will be accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date.

The preliminary allocation of the purchase price as if it had occurred on June 30, 2005 is summarized in the table below:

Purchase price	$71,164
Acquisition costs	2,527
$73,691

Details of Stablex’s net assets acquired at June 30, 2005 adjusted to reflect the preliminary allocation of the purchase price to the assets and liabilities acquired are as follows. Management expects to finalize the allocation by December 31, 2005.

	Book value	Repayment of Long-term debt		Fair market value increment		Purchase price allocation

Assets
Cash	$5,788	$		$		$5,788
Current assets	8,290		--		(763)	7,527
Property, plant and equipment	17,251		--		8,789	26,040
Deferred costs	1,692		--		--	1,692
Intangibles	10,747		--		18,281	29,028
Future tax asset	166		--		(166)	--
Goodwill	--		--		23,317	23,317
Liabilities
Current liabilities	(7,861)		931		--	(6,930)
Long-term debt	(17,689)		17,689		--	--
Other non-current liabilities	(520)		--		--	(520)
Future tax liability	(3,949)		--		(8,302)	(12,251)
	$13,915		$18,620		$41,156	$73,691

3.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (JUNE 30, 2005):

The pro forma balance sheet gives effect to the following transactions and adjustments as if they occurred on June 30, 2005:

a.	Acquisition of Stablex for $73.7 million including acquisition costs (Note 2 above).

b.	Issuance of debt under new credit facilities, including deferred financing costs of $2.6 million.

The pro forma Statement of Operations for the six-months ended June 30, 2005 gives effect to the transaction and adjustments referred to above in this Note 3 effective January 1, 2005 as well as the following:

c.Interest expense has been increased by a net of $1,212 to reflect the impact of the $70 million long-term credit facility assuming an average interest rate of 5.19% ($1,818 less Stablex’s interest expense on long-term debt of $606).

d.	Amortization expense has been increased by $451 to reflect the amortization of deferred financing costs relating to the new credit facilities.

e.	Amortization of $1,975 has been recorded in connection with the intangible assets acquired on the acquisition of Stablex.

f.	A foreign currency translation loss of $331 has been recorded relating to the U.S. $15 million denominated loan.

g.	Depreciation expense has been increased by $248 to reflect the amortization of the fair value increment related to property, plant and equipment in connection with the acquisition of Stablex.

h.	Taxes have been decreased by $1.4 million to reflect the impact of the above pro forma adjustments at an effective rate of 33.0%.

4.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (DECEMBER 31, 2004):

The pro forma Statement of Operations for the year ended December 31, 2004 gives effect to the following transaction and adjustments:

a.
Interest expense has been increased by a net of $2,725 to reflect the impact of the $70 million long-term credit facility assuming an average interest rate of 4.68% ($3,273 less Stablex’s interest expense on long-term debt of $548).

b.	Amortization expense has been increased by $902 to reflect the amortization of deferred financing costs relating to the new credit facilities.

c.	Amortization of $3,949 has been recorded in connection with the intangible assets acquired on the acquisition of Stablex.

d.	A foreign currency translation gain of $1,496 has been recorded relating to the U.S. $15 million denominated loan.

e.	Depreciation expense has been increased by $478 to reflect amortization of the fair value increment related to property, plant and equipment in connection with the acquisition of Stablex.

f.	Taxes have been decreased by $2.2 million to reflect the impact of the above pro forma adjustments at an effective rate of 33.0%.

5.  PRO FORMA EARNINGS (LOSS) PER SHARE

Pro forma earnings per share are based on basic number of shares outstanding of 32,035,231 (diluted 32,766,000) for the six-month period ended June 30, 2005 and 31,696,398 (diluted 32,504,000) for the year ended December 31, 2004.

SCHEDULE “B”

(Schedule B begins on the following page)

SEAWAY TLC INC.
Consolidated Financial Statements
For the financial year ended December 31, 2004 and 2003 and for the six month ended June 30, 2005 and 2004

Consolidated Financial Statements of

SEAWAY TLC INC.

Year ended December 31, 2004

KPMG LLP Chartered Accountants 2000 McGill College Avenue Suite 1900 Montréal Québec H3A 3H8	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Seaway TLC Inc. as at December 31, 2004 and the consolidated statements of earnings and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada

February 4, 2005

SEAWAY TLC INC.
Consolidated Financial Statements
Year ended December 31, 2004

Financial Statements

Consolidated Balance Sheet	1
Consolidated Statement of Earnings and Retained Earnings	3
Consolidated Statement of Cash Flows	4
Notes to Consolidated Financial Statements	5

SEAWAY TLC INC.
Consolidated Balance Sheet
December 31, 2004, with comparative figures for 2003
	2004	2003

Assets

Current assets:
Cash and cash equivalents	$5,916,161	$8,061,617
Accounts receivable, net of allowance for doubtful
accounts of $478,620 ($798,696 in 2003)	5,485,446	5,104,652
Income taxes receivable	1,724,692	1,118,986
Inventories	101,734	113,196
Prepaid expenses	613,439	680,099
Future tax assets	456,183	506,902
	14,297,655	15,585,452

Property, plant and equipment (note 4)	16,112,485	16,538,743

Placement cells	1,826,501	1,436,033

Deferred financing costs	295,640	95,663

Future tax assets	166,495	198,499

Intangible assets (note 5)	11,226,410	12,186,410

	$43,925,186	$46,040,800

SEAWAY TLC INC.
Consolidated Balance Sheet (continued)
December 31, 2004, with comparative figures for 2003
	2004	2003

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$7,764,586	$8,930,124
Current portion of long-term debt (note 6)	914,736	7,754,399
	8,679,322	16,684,523

Long-term debt (note 6)	18,155,243	323,100
Accrued benefit liability (note 12)	362,200	381,200
Asset retirement obligations (note 7)	156,786	156,786
Future tax liabilities	3,949,054	3,805,401
	22,623,283	4,666,487

Shareholders' equity:
Capital stock (note 8)	28,456	29,061
Retained earnings	12,594,125	24,660,729
	12,622,581	24,689,790

Commitments (note 10)

	$43,925,186	$46,040,800

See accompanying notes to consolidated financial statements.

On behalf of the Board:

_______________________ Director

_______________________ Director

SEAWAY TLC INC.
Consolidated Statement of Earnings and Retained Earnings
Year ended December 31, 2004, with comparative figures for 2003
	2004	2003

Revenues	$38,790,584	$44,817,134

Operating expenses	19,086,832	19,914,674
Selling, general and administrative expenses	9,685,238	9,879,218
	28,772,070	29,793,892

Amortization:
Property, plant and equipment	1,605,168	1,560,051
Placement cells	865,147	687,525
Intangible assets	960,000	960,000
Financing costs	114,743	137,820
Cellcapping expenses	976,780	379,176
Interest expenses:
Short-term	22,747	26,167
Long-term	525,151	334,725
Interest income	(65,674)	(14,055)
Gain on foreign exchange	(1,052,193)	(605,566)
Other	196	686
	3,952,065	3,466,529

Earnings before the undernoted	6,066,449	11,556,713

Non-recurring recapping expenses incurred in connection
with the interstitial water levels corrective measures in cell
number 3 (note 3)	4,287,282	-

Earnings before income taxes	1,779,167	11,556,713

Income taxes:
Current	167,000	3,153,688
Future	226,376	202,700
	393,376	3,356,388

Net earnings	1,385,791	8,200,325

Retained earnings, beginning of year	24,660,729	21,520,494

Dividends	(13,253,000)	(5,060,090)

Premium on share purchase	(199,395)	-

Retained earnings, end of year	$12,594,125	$24,660,729

See accompanying notes to consolidated financial statements.

SEAWAY TLC INC.
Consolidated Statement of Cash Flows
Year ended December 31, 2004, with comparative figures for 2003
	2004	2003

Cash flows from operating activities:
Net earnings	$1,385,791	$8,200,325
Adjustments for:
Amortization of property, plant and equipment	1,605,168	1,560,051
Amortization of placement cells	865,147	687,525
Amortization of financing costs	19,080	137,820
Amortization of intangible assets	960,000	960,000
Accrued benefit liability	(19,000)	34,200
Future income taxes	226,376	202,700
Write-off of financing costs	95,663	-
Unrealized gain on foreign exchange	(1,649,958)	(1,794,999)
Realized gain on foreign exchange on debt	(23,847)	(216,560)
Loss on exchange rate fluctuations on cash	393,393	1,518,795
	3,857,813	11,289,857
Net change in non-cash working capital	(2,120,435)	(1,714,714)
	1,737,378	9,575,143

Cash flows from financing activities:
Increase in long-term debt	13,167,000	-
Reimbursement of long-term debt	(500,715)	(1,363,040)
Increase in financing cost	(314,720)	-
Dividends	(13,253,000)	(5,060,090)
Shares repurchased	(200,000)	-
	(1,101,435)	(6,423,130)

Cash flows from investing activities:
Additions to property, plant and equipment	(1,132,391)	(1,166,762)
Increase in placement cells	(1,255,615)	(1,321,082)
	(2,388,006)	(2,487,844)

Effect of exchange rate fluctuations on cash	(393,393)	(1,518,795)

Net decrease in cash and cash equivalents	(2,145,456)	(854,626)

Cash and cash equivalents, beginning of year	8,061,617	8,916,243

Cash and cash equivalents, end of year	$5,916,161	$8,061,617

Additional information related to cash flows:
Cash paid during the year for:
Interests	$525,151	$334,725
Income taxes	765,093	4,450,000
Non-cash investing activities items:
Additions to property, plant and equipment which
were in accounts payable and accrued liabilities
at the end of year	201,919	155,400
Write-off of financing costs	95,663	-

See accompanying notes to consolidated financial statements.

SEAWAY TLC INC.
Notes to Consolidated Financial Statements
Year ended December 31, 2004

Seaway TLC Inc. is a private company incorporated under the Canada Business Corporations Act. The Company operates in the treatment of industrial waste business. All amounts are expressed in Canadian dollars except as otherwise specified.

1.	Significant accounting policies:

(a)	Consolidation basis:

The consolidated financial statements include the accounts of Seaway TLC Inc. and its wholly-owned subsidiaries, Stablex Canada Inc. and Gulfstream TLC Inc. (the «Company»).

(b)	Revenue recognition:
Revenue from waste treatment is recognized upon receipt and acceptance of the waste at the Company's facilities. Appropriate treatment and disposal costs are accrued.

(c)	Inventories:

Inventories consist of chemical reagents to be used in the waste treatment and are stated at the lower of cost or replacement cost. Cost is determined using the average cost method.

(d)	Property, plant and equipment:

Property, plant and equipment are stated at cost. Amortization is provided using the straight-line method at the following annual rates:

Asset	Rate

Buildings	2.5% to 5%
Site layout	3.3% to 5.5%
Production equipment	5% to 17%
Laboratory, technical equipment, land
improvements and containers	5% to 20%
Maintenance and automotive equipment	8% to 12.5%
Computer equipment	12% to 20%
Office equipment	10%

(e) Intangible assets:

Intangible assets are amortized primarily on a straight-line or a capacity basis over their estimated useful lives which range from twelve to twenty-three years. The estimates of useful lives of intangible assets are reviewed annually.

(f) Impairment of long-lived assets:

Long-lived assets, including property, plant and equipment and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

1. Significant accounting policies (continued):

(g) Placement cells:

Placement cells include the preparation costs consisting of direct excavation and embankment of each individual placement cell. These costs are amortized, based upon the volume of waste received for disposal, as it relates to the remaining capacity of the individual placement cell.

(h) Employee future benefits:

The Company accrues its obligations under employee benefit plans and the related costs, net of plan assets. The Company has adopted the following policies:

•
The cost of pension benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees.

•	For the purpose of calculating the expected return on plan assets, those assets are valued at market value.
•	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment.
•
The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the market value of plan assets is amortized over the average remaining service period of active employees. The average remaining service life period of the active employees covered by the pension plan is 18.1 years.

•	When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(i) Foreign currencies:

(i) Foreign currency translations:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average rate of the period. Translation gains and losses are included in earnings.

(ii)	Integrated foreign operations:

Monetary assets and liabilities from integrated foreign operations are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. All exchange gains or losses are included in the determination of earnings for the year.

(j)	Income taxes:

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

(k)	Cash and cash equivalents:

The Company considers cash and term deposits with original maturities of three months or less as cash and cash equivalents.

(l)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management

(l)	Use of estimates (continued):

estimates relate to the determination and evaluation of reserves for environmental matters, and the useful lives of assets for depreciation and the evaluation of net recoverable amounts. Actual results could differ from those estimates.

(m)	Asset retirement obligation:

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

2. Change in accounting policy:

(a) Impairment of long-lived assets:

In December 2002, the Accounting Standards Board of the CICA issued Handbook Section 3063, Impairment of Long-Lived Assets (HB 3063). HB 3063 supersedes the write-down and disposal provisions of HB 3061, Property, plant and equipment. Under HB 3063, long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the asset is compared with its recoverable amount. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The second step is carried out when the carrying amount of a long-lived asset is not recoverable, in which case the fair value of the long-lived asset is compared with its carrying amount to measure the amount of the impairment loss, if any. When an impairment loss is recognized, it is presented in income from operations in the statement of earnings. When quoted market prices are not available, the fair value of the long-lived assets is determined using the discounted estimated future cash flow method.

The Company has adopted HB 3063, effective January 1, 2004 and its adoption did not have a material impact on the financial statements.

(b)	Asset retirement obligations:

In 2003, the Accounting Standards Board of the of the CICA issued Handbook Section 3110, Asset Retirement Obligations (HB 3110), which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, and development and (or) normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company had already recorded in prior years an amount of $156,786 as an obligation associated with the retirement of tangible long-lived assets resulting from normal use of the assets. Consequently, the adoption of HB 3110 by the Company, effective January 1, 2004, did not have a material impact on the financial statements.

3. Non-recurring recapping expenses:

On January 13, 2004, the Company received a letter from the “Ministère de l’Environnement du Québec” which it refers to as MEQ, in which the MEQ alleged that the Company was in violation of article 123.1 of the law “Loi sur la qualité de l’environnement”, for two days, in connection with interstitial water levels in cell number 3. Immediately after, the Company took corrective actions.

The letter requested that the Company submit to the MEQ an appropriate action plan to address the situation. On January 30, 2004, the Company submitted its remedial action plan to the MEQ. The Company’s remedial action plan included two phases being the short-term corrective measures and the long-term corrective measures to be put in place.

As at December 31, 2003, the accruals for short-term corrective measures liabilities have been estimated by the Company to be $1,515,000 and were reflected in the consolidated balance sheet as part of accounts payable and accrued liabilities. The accruals were based on management’s best estimates of phase I of the Company’s remedial action plan.

During 2004, the Company put in place the long-term corrective measures which were part of its phase II remedial action plan. The total cost for the corrective measures amounted to $4,287,282 and has been charged to the statement of earnings and retained earnings in 2004.

4.	Property, plant and equipment:

			2004
		Accumulated	Net book
	Cost	amortization	value

Land	$517,984	$--	$517,984
Buildings	14,388,150	4,200,034	10,188,116
Site layout	713,116	296,431	416,685
Production equipment	6,556,910	4,275,044	2,281,866
Laboratory, technical equipment
and containers	2,758,298	1,976,272	782,026
Land improvements	130,926	126,659	4,267
Maintenance, automotive and
computer equipment	4,592,954	3,322,347	1,270,607
Office equipment	852,855	635,125	217,730
Projects in progress	433,204	-	433,204

	$30,944,397	$14,831,912	$16,112,485

			2003
		Accumulated	Net book
	Cost	amortization	value

Land	517,984	-	517,984
Buildings	14,282,779	3,546,903	10,735,876
Site layout	713,117	248,900	464,217
Production equipment	6,059,068	3,969,174	2,089,894
Laboratory, technical equipment and containers	2,551,548	1,786,296	765,252
Land improvements	130,926	122,003	8,923
Maintenance, automotive and computer equipment	4,307,924	2,946,369	1,361,555
Office equipment	749,648	607,099	142,549
Projects in progress	452,493	-	452,493

	$29,765,487	$13,226,744	$16,538,743

5. Intangible assets:

2004

		Accumulated	Net book
	Cost	amortization	value

Certificates, permits and site lease	$19,987,214	$8,906,270	$11,080,944
Proprietary know-how	378,893	233,427	145,466

	$20,366,107	$9,139,697	$11,226,410

2003

		Accumulated	Net book
	Cost	amortization	value

Certificates, permits and site lease	$19,987,214	$7,962,986	$12,024,228
Proprietary know-how	378,893	216,711	162,182

	$20,366,107	$8,179,697	$12,186,410

6.	Long-term debt:

	2004	2003
Term loan of US$16,000,000, interest payable quarterly in US dollars, either at bank’s base lending rate or Eurodollar rate plus a margin ranging from 0.75% to 3.25%, the margin being determined based on the Company’s maximum coverage ratio, quarterly principal payments of US$190,000 from October 1, 2004 through July 1, 2009 and one quarterly principal payment of US$6,100,000 on October 1, 2009 and the outstanding balance on maturity date, February 28, 2010. The balance of the term loan in US dollars at year-end is US$15,600,000 (2003 -US$6,000,000)
	$ 18,776,159	$ 7,754,399

11% Junior Subordinated Notes, held by shareholders of the parent company, due June 30, 2009. The balance of the Junior Subordinated Notes in US dollars at year-end is US$244,117 (2003 - US$250,000)	293,820	323,100
	19,069,979	8,077,499
Less current portion of long-term debt	914,736	7,754,399

	$18,155,243	$ 323,100

On August 25, 2004, the Company entered into a Term Loan with a bank in the principal amount of $21,067,200 (US$16,000,000). The term loan is scheduled to mature on February 28, 2010. The term loan is secured by the Company and its parent, Seaway TLC Inc., by a first ranking hypothec on substantially all of the Company’s assets. The agreement contains certain restrictive covenants which, among other things, limit the payment of dividends, the amount of capital expenditures, the issuance of capital stock and require the Company to maintain certain financial ratios.

The floating rate term loan is repriced every month at either the bank's base lending rate or Eurodollar rate plus a margin ranging from 0.75% to 3.25%. To reduce the interest rate cash flow risk on the term loan, the Company entered into an interest rate swap contract with a notional principal of US$8,000,000 that entitles the Company to receive interest at floating rates on a principal amount of US$8,000,000 from November 1, 2004 to November 30, 2006, US$6,000,000 from December 1, 2006 to November 30, 2007, and US$3,000,000 from December 1, 2007 to October 31, 2008, and obliges it to pay a base interest at a fixed rate of 3.71%. The net interest receivable or payable under the contract is settled monthly with the counterparty, which is a US bank.

In addition, the Company has revolving Credit Loan Facilities of $1,316,700 (US$1,000,000) maturing on February 28, 2010. These facilities bear interest at the same conditions as the term loan of $21,067,200 (US$16,000,000). The interests are payable on a quarterly basis without any terms of principal repayments. As of December 31, 2004, the revolving credit facilities are unused.

7. Asset retirement obligations:

The Company is recognizing its future asset retirement costs where the Company has determined legal obligations exist, including the Company's leased land, which revert back to the lessor and the Company has a legal obligation under the land lease agreement. As at December 31, 2004, the estimated amount of undiscounted retirement costs relating to these assets is $388,000. These costs are expected to be settled in approximately 19 years and, using a 1.5% inflation rate, the present value of the future asset retirement costs was determined with a credit-adjusted risk-free discount rate of 5%.

8. Capital stock:

Authorized in an unlimited number of common shares without par value:

	2004	2003

Issued and fully paid:
5,875 common shares	$28,456	$29,061

During the year, the Company declared and paid dividends of $13,253,000.

9. Related party transactions:

The Company entered into the following transactions with related parties:

	2004	2003
Expenses:
Interest on the 11% Junior Subordinated Notes
to shareholders-employees	$35,954	$38,780

10. Commitments:

(a)
The Company leases land under a long-term operating lease which is valid up to 2018 with a renewable period of five additional years. Required minimum lease payments for the next five years are of $14,942 each year.

(b)
As required by the Ministry of Environment of Quebec, the Company maintains two bonds in favor of the Government of Québec for amounts of approximately $517,055 and $200,000, which are renewable respectively on November 4, 2005 and April 29, 2005.

11. Financial instruments:

(a) Risk management:

The Company operates in Canada and the United States, giving rise to the exposure to market risk from changes in foreign exchange rates. The Company is partially hedged by the significant percentage of its sales in US dollars.

The Company is exposed to interest rate fluctuation on its term loan for a total amount of US$7,600,000.

(b) Credit risk:

The Company does not have a significant exposure to any individual customer or counterparty. The Company is not exposed to significant concentrations of credit risk on trade accounts receivable.

(c) Fair value:

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their fair value because of the near-term maturity of those instruments.

The fair value of the term loan approximates its carrying value as it bears a floating rate.

The carrying value and the fair value of 11% Junior Subordinated Notes, as at December 31, 2004, were $293,820 and $561,714, respectively.

The fair value of 11% Junior Subordinated Notes has been determined based on management’s best estimate of the fair value to renegotiate debt with similar terms at year-end.

12. Employee future benefits:

The Company has a defined benefit and defined contribution plan providing pension benefits to substantially all of its employees. The net expense for the Company’s benefit plan is as follows:

Defined benefit plan	$288,600

Information about the Company’s defined benefit plan as at December 31, 2004, in aggregate, is as follows:
Accrued benefit obligations	$3,837,600
Fair value of plan assets	3,228,200
Funded status - plan deficit	609,400

Unrecognized gains	(247,200)
Accrued benefit liability	$362,200

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations are as follows (weighted average assumptions as of December 31, 2004):

Discount rate	6.0%
Expected long-term rate of return on plan assets	7.5%
Rate of compensation increase	4.0%

Other information about the Company’s defined benefit and defined contribution plan is as follows:

Employer’s contributions	$307,600
Employees’ contributions	429,000
Benefit payments	145,600

The next actuarial report is due to be completed as of January 1, 2005.

13. Comparative figures:

Certain 2003 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2004.

Unaudited Interim Consolidated Financial Statements of

SEAWAY TLC INC.

For the six months ended June 30, 2005

SEAWAY TLC INC.
Unaudited Consolidated Financial Statements
For the period ending June 30, 2005

Financial Statements

Unaudited Consolidated Balance Sheet	1
Unaudited Consolidated Statement of Earnings and Retained Earnings	2
Unaudited Consolidated Statement of Cash Flows	3
Notes to Unaudited Consolidated Financial Statements	4

SEAWAY TLC INC.
Unaudited Consolidated Balance Sheet
(In thousands of dollars)

	June 30, 2005	Dec 31, 2004
Assets
Current assets:
Cash and cash equivalents	$5,788	$5,916
Accounts receivable	6,500	5,485
Corporate income tax receivable	991	1,725
Inventories	65	102
Future tax asset	456	456
Prepaid expenses and other assets	278	613
	14,078	14,297

Property, plant and equipment	17,251	16,112
Deferred charges and other assets, net of amortization	1,692	2,124
Intangible assets, net of accumulated amortization	10,747	11,226
Future tax asset	166	166
	$43,934	$43,925
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,445	$7,764
Accrued liabilities	1,526	--
Income taxes payable	959	--
Current portion of long-term liabilities	931	915
	7,861	8,679

Long-term debt	17,689	18,155
Other liabilities	520	520
Future tax liability	3,949	3,949

Shareholders’ equity:
Capital stock	28	28
Retained earnings	13,887	12,594
Foreign currency translation adjustment	--	--
	13,915	12,622
	$43,934	$43,925

SEAWAY TLC INC.
Unaudited Consolidated Statement of Operations
(in thousands of dollars)
For the six months ended

	June 30, 2005	June 30, 2004

Revenue	$17,628	$17,741
Cost of services	9,545	9,360
Gross profit	8,083	8,381

Selling, general, administrative and other costs	4,379	5,000
Foreign exchange losses on monetary items	21	130
Depreciation and amortization	1,751	1,735
Other expenses	(895)	58
Interest expense	606	138
Interest income	(32)	(17)
Earnings before income taxes	2,253	1,337

Income taxes:
Current	407	257
Future	553	348
	960	605
Net Earnings	$1,293	$732

Retained earnings, beginning of year	$12,594	$23,341
Net earnings	1,293	732
Retained earnings, June 30	$13,887	$24,073

SEAWAY TLC INC.
Unaudited Consolidated Statements of Cash Flows
(In thousands of dollars)
For the six months ended
	June 30, 2005	June 30, 2004

Cash provided by (used in): Operating activities:
Net earnings	$1,293	$732
Items not affecting cash:
Depreciation	793	801
Amortization of deferred charges and intangible assets	958	934
Foreign exchange loss on long-term debt	337	300
Accretion of asset retirement obligations	1	1
Increases in non-cash operating working capital	(739)	(2,603)
Cash provided by (used in) operating activities	2,643	165

Financing activities:
Increase in long-term debt	(787)	--
	(787)	--

Investing activities:
Dividends paid	--	(1,320)
Additions to property, plant and equipment	(1,937)	(619)
Additions to placement cells	(47)	(1,263)
	(1,984)	(3,202)

Decrease in cash and cash equivalents	(128)	(3,037)
Cash and cash equivalents - beginning of period	5,916	8,062
Cash and cash equivalent - end of period	$5,788	$5,025

SEAWAY TLC INC.
Notes to Unaudited Consolidated Financial Statements
Year the period ended June 30, 2005

Seaway TLC Inc. is a private company incorporated under the Canada Business Corporations Act. The Company operates in the treatment of industrial waste business. All amounts are expressed in Canadian dollars except as otherwise specified.

1.	Basis of presentation:

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These notes do not include all disclosures normally provided in the annual consolidated financial statements.

2.	Employee Future Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans for the six months ending

	Pension Benefits
(in thousand of dollars)	June 30, 2005	June 30, 2004
Service cost	$126	$116
Interest cost	121	104
Expected return on plan assets	(217)	(159)
Loss on assets	163	193
Amortization of transition obligations (assets)	(22)	(21)
Amortization of actuarial and investment (gain) loss	--	(89)
Post retirement benefits expense	$171	$144

3.	Related Party transactions:

The Company entered into the following transactions with related parties for the first six months of:

	2005	2004
Expenses:
Interest on the 11% Junior Subordinated Notes
to shareholders-employees	$17	$16

2.	Subsequent Event:

On August 16, 2005 the Company’s shareholders sold all of their shares in the Company to Marsulex Inc. for a total consideration of $71.2 million. As part of the transaction the long-term debt outstanding was repaid.

MARSULEX REPORTS RESULTS FOR THIRD QUARTER 2005

TORONTO, Canada, November 1, 2005 -- Marsulex Inc. (TSX: MLX) today announced a net loss of $0.9 million ($0.03 per share basic) for the three months ended September 30, 2005 compared to net earnings of $1.8 million in the same period in 2004 ($0.06 per share basic). Revenue for the three months was $43.4 million compared with $35.1 million for the same period last year, and gross profit was $15.7 million compared with $13.1 million in 2004. The net loss for the quarter includes unusual losses of approximately $2.0 million.

Gross profit for the nine months ended September 30, 2005 was $43.8 million compared with $35.7 million in the same period last year. Revenue for the nine months was $118.9 million compared with $102.7 million last year; net earnings were $1.9 million ($0.06 per share basic) compared with $3.0 million ($0.10 per share basic) in 2004.

On August 16, 2005, Marsulex purchased Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, for approximately $73.7 million, including acquisition costs.

Marsulex President and Chief Executive Officer, Laurie Tugman, said the results reflected the benefits of two significant changes to the Company’s operations this year, as well as some challenges resulting from higher energy costs that impacted some operations. “The latest results reflect the fees, which commenced in January 2005, from the Refinery Services Group’s Fort McMurray facility, as well as the added contribution of Stablex from August 16 when we completed the acquisition. The added earnings generated helped to offset the effect of higher energy costs that largely impacted Refinery Service’s spent acid regeneration facility in Toledo. These increased costs can generally be recovered through contractual cost pass through’s in the future.”

Refinery Services Group produced gross profit of $9.0 million for the third quarter of 2005 compared with $6.3 million for the same period last year. This increase primarily reflected the contribution this year from Fort McMurray, as well as the contribution of Stablex from August 16. The Group’s Toledo spent acid regeneration operations processed higher volumes of spent acid, however, higher energy costs largely offset the benefits of the higher volume.

Western Markets Group reported gross profit of $5.6 million for the period compared with $5.8 million in the same period last year, while Power Generation Group reported gross profit of $1.1 million comparable to $1.0 million in 2004.

As previously announced, the Stablex acquisition was funded primarily with debt. On August 16, 2005 the Company entered into a credit arrangement with a syndicate of banks which provides for $80 million Senior Secured Term Loan, of which $70 million was drawn to finance the acquisition of Stablex, and a $20 million Revolving Credit Facility, which remained undrawn at the end of the third quarter.

The Company received a U.S. $1.3 million cash award relating to the settlement of the arbitration with Holcim Inc. with respect to a plant in Dundee, Michigan. The award was not sufficient to cover the Company’s investment in the plant and the operations that were discontinued in March of 2003, resulting in an approximate $1.9 million non-cash unusual loss.

Mr. Tugman said the outlook for the remainder of the year remains consistent with the Company’s previous outlook, with the existing businesses remaining stable and the expected contribution from Stablex adding to the earnings growth being contributed by Fort McMurray.

Marsulex Inc., which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced environmental compliance services. Marsulex’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts and portfolio managers to review the second quarter results will be web cast live on www.marsulex.com and www.newswire.ca/webcast on Wednesday, November 2, 2005 at 10:00 a.m. Eastern Standard Time.

This news release may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, the Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the Company’s filings with the securities regulatory authorities, which are available at www.sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman or Edward R. (Ted) Irwin
President and CEO Chief Financial Officer
Tel: (416) 496-4157 Tel: (416) 496-4164

Management’s Discussion and Analysis

The following commentary provides additional analysis of Marsulex’s operations and financial position for the nine months ended September 30, 2005 and includes material information available to October 31, 2005. It is supplementary information and should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes and with the audited consolidated financial statements and corresponding notes included in the annual report for the year ended December 31, 2004.

REVIEW OF THIRD QUARTER 2005

♦
Gross profit for the quarter was $15.7 million compared to $13.1 million in 2004, largely reflecting increased profits from Refinery Services with the Western Markets and Power Generation Groups’ gross profit being comparable to last year.

♦
The increase in Refinery Services Group gross profit largely reflected the contribution from Fort McMurray of $1.9 million and the contribution of Stablex from the date of acquisition of $2.1 million. Increased revenue from improved volumes in spent acid regeneration of $2.3 million was offset by the lag in the recovery of the higher energy costs that can generally be recovered through contractual cost pass through’s in the future. The negative impact of the stronger Canadian dollar during the quarter compared to last year was $0.4 million.

♦
The Company awarded a U.S. $1.3 million (C $1.5 million) cash settlement regarding the arbitration with Holcim Inc. with respect to the CP-Gyp facility in Dundee, Michigan. The award was not sufficient to cover the Company’s investment in the plant and the operations and resulted in an approximate $1.9 million non-cash unusual loss.

♦
A $0.9 million net loss was recorded for the three months ended September 30, 2005 compared to net earnings of $1.8 million for the same period in 2004. The net loss for the three months ended September 30, 2005 includes $2.0 million in unusual losses.

♦
On August 16, 2005 the acquisition of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, was completed for a purchase price of $71.2 million before acquisition costs of approximately $2.5 million.

♦
On August 16, 2005 the Company entered into a credit arrangement with a syndicate of banks which provides for a $80 million Senior Secured Term Loan, of which $70 million was drawn to finance the acquisition of Stablex, and a $20 million Revolving Credit Facility, which remained undrawn at the end of the third quarter. The facilities are secured by the assets of Marsulex and its subsidiaries and carry variable rates of interest.

ACQUISITION OF STABLEX

On August 16, 2005 the Company acquired all of the outstanding shares of Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal for a total purchase price of $73.7 million. This included acquisition costs of approximately $2.5 million. The Company financed the acquisition with amounts drawn from the new Senior Secured Term Facility. The results of operations have been consolidated from the date of acquisition.

The acquisition which has been accounted for using the purchase method of accounting including acquisition costs, is based on the fair values of the assets and liabilities. The value assigned to the intangible assets includes the value for the technology and “know how”, the relationship with its customers, the operating certificates and permits, the trade name, and other intangibles. The intangible assets have useful lives ranging between 2 and 13 years. The preliminary purchase price allocation is as follows:

Cash	$1,878
Current assets	7,166
Property, plant and equipment	26,040
Placement cells	1,289
Intangibles	29,028
Goodwill	28,920
Current liabilities	(7,854)
Other long term liabilities	(525)
Future tax liabilities	(12,251)
Total Purchase Price	$73,691

The goodwill of $28.9 million, generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of the net assets acquired.

LONG TERM DEBT

On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks and recorded $2.6 million in deferred charges relating to the financing. The agreement provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest, secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008. The agreement contains various financial and operational covenants, including the maintenance of financial leverage and interest coverage ratios.

Long-term debt outstanding is as follows:

	September 30,	December 31,
	2005	2004

Senior Secured Term Loan - maturing 2008
6.34%, U.S. LIBOR loan (U.S. $15,000,000)	$17,416	$--
5.50%, Cdn. Bankers’ Acceptance loan	51,500	--
6.00%, Cdn. Prime rate loan	456	--

Long-term Loan
7.3%, maturing 2019	37,255	40,000

Senior Subordinated Notes:
9 5/8% U.S. $60,766,000, maturing 2008	70,552	73,138
Total debt	178,790	113,138

Less current portion	1,611	1,526
	$177,179	$111,612

Senior Secured Term Loan:

At the time of the acquisition $70 million of the Senior Secured Term Loan was drawn to fund the purchase of Stablex. The term loan can be drawn as LIBOR and Bankers’ Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. Of the $70 million, $15 million has been denominated in U.S. dollars in order to offset the foreign exchange translation exposure on the Stablex U.S. dollar earnings. During the quarter the U.S. dollar denominated loan was converted to a 1 month LIBOR loan plus 250 basis points and a substantial portion of the Canadian dollar denominated loan was converted to a 30 day Bankers’ Acceptance loan plus 250 basis points. Approximately $0.5 million of the initial Canadian dollar denominated loan will continue to carry an interest rate of prime plus 150 basis points. The remaining $10 million of the credit facility remains undrawn and is available for general corporate purposes until August 31, 2006, after which the facility will be cancelled.

Interest is paid monthly with quarterly mandatory principal repayments of $6.7 million for the term loan beginning on September 30, 2007. The repayments are required until maturity and are paid as follows:

September 30, 2007	$6,670
December 31, 2007	6,670
March 31, 2008	6,670
June 15, 2008	49,990
$70,000

Revolving Credit Facility

A $20 million Revolving Credit Facility has been established for general corporate purposes and remained undrawn at the end of the quarter.

RESULTS OF OPERATIONS

Revenue

The Company provides industrial services, including the processing, removal, distribution, and sale of the by-products resulting from compliance services; the treatment and disposal of inorganic hazardous waste; and the sale of industrial chemicals.

The Refinery Services Group provides services to industrial customers for the regeneration of spent acid, the processing of acid gas, the conversion of molten sulphur into prilled sulphur, by-product processing and marketing, and the treatment and disposal of inorganic hazardous waste. The volumes processed by the Group may be affected by the seasonal variation of its customers’ activities, generally peaking during the summer. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refinery products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements.

The Western Markets Group earns revenue by providing sulphur-enhanced chemicals to the pulp and paper industry as well as water treatment chemicals used by municipalities throughout Alberta and Saskatchewan for water and sewage treatment. The Group’s product range includes sulphuric acid, liquid sulphur dioxide, aluminium sulphate ("alum"), sodium bisulphite, aqua ammonia, carbon disulphide, and hydrogen sulphide. Seasonal fluctuations in demand for the Group’s products may occur, for example, demand from the Group’s municipal customers to treat water peaks during the spring "run off" and summer seasons.

The Power Generation Group’s activities include the design and installation of pollution control equipment, engineering and project management services, and the licensing of technology.

Revenue was $43.4 million for the third quarter of 2005, compared to $35.1 million for the same period in 2004, an increase of $8.3 million or 23.6%. This increase is due largely to the fees earned from Refinery Services’ Fort McMurray facility and revenues contributed by Stablex. Revenue for the nine months ended September 30, 2005 was $118.9 million compared to $102.7 million for the same period in 2004, an increase of $16.2 million or 15.8%, and the result of increased revenues from all of the Company’s groups.

Refinery Services provides services to industrial customers in the United States and Canada, outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, the recovery of SO2 to ensure air quality compliance, and hazardous waste treatment and disposal.

Revenue for the Group was $26.5 million in the third quarter of 2005 compared to $18.8 million for the same period in 2004, an increase of 41.0%. The increase is the result of fees of $2.3 million earned from the Fort McMurray facility, revenue generated by Stablex since the date of acquisition of $4.5 million, as well as revenue from the increased volumes from the Toledo facility offset by a $1.4 million negative foreign exchange on the U.S. denominated revenues. For the nine months ended September 30, 2005, revenue was $67.6 million, up $11.7 million from the same period of 2004 and was largely the result of the fees earned from the Fort McMurray facility ($6.9 million) that started in January of 2005 as well as Stablex revenue included since the date of acquisition. The revenue from the increased volumes at the Toledo facility was largely offset by the impact of foreign exchange. The Company continues to maintain the Fort McMurray facility in readiness for commissioning and start-up when Syncrude’s overall Upgrader Expansion project is completed.

Western Markets produces and provides sulphur-enhanced chemicals to the pulp and paper industry in western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Revenue for the Western Markets Group in the third quarter of 2005 was $14.4 million, up $0.2 million from revenue of $14.2 million for the same period in 2004. For the first nine months ended September 30, 2005, revenue for Western Markets was $43.3 million compared with $41.4 million for the same period of 2004 reflecting the unusually high demand for water treatment chemicals as a result of the heavy rains experienced in Alberta and Saskatchewan.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the fossil fuel based power generation industry.

Revenue for Power Generation Group was $2.4 million in the third quarter of 2005, up 14.3% from $2.1 million for the same period in 2004. For the nine months ended September 30, 2005, revenue was $8.0 million compared to $5.7 million for the same period in 2004. The increase in each period largely reflects fees earned during the third quarter as well as the timing of activities relating to projects.

Gross Profit

For the three months ended September 30, 2005, gross profit was $15.7 million, or 36.3% of revenue, up from the gross profit for the same period in 2004 of $13.1 million or 37.3% of revenue. For the nine months ended September 30, 2005, gross profit was $43.8 million, or 36.8% of revenue, up $8.1 million from the same period of 2004. The increases largely reflect the fees earned from the Fort McMurray facility and the contribution of Stablex since the date of acquisition.

Refinery Services Group gross profit for the third quarter of 2005 was $9.0 million compared to $6.3 million for the same period in 2004, a 42.9% increase, largely the result of the contribution from Fort McMurray ($1.9 million) and Stablex ($2.1 million) being offset by the lag in the recovery of higher energy costs and the negative impact of foreign exchange. For the nine months ended September 30, 2005, gross profit was $23.7 million compared to $17.5 million for the same period in 2004 largely reflecting the $6.1 million and $2.1 million contributions from Fort McMurray and Stablex respectively as well as the increase in spent acid regenerated at the Toledo Facility resulting from higher demand during the period as well as lower volumes processed in 2004. These increases were offset by the lag in the recovery of the higher energy costs and the $0.9 million negative impact of foreign exchange.

For the three months ended September 30, 2005, Western Markets Group gross profit was $5.6 million compared to $5.8 million in the third quarter of 2004. For the nine months ended September 30, 2005, gross profit was $16.5 million compared to $15.5 million for the same period of 2004 largely reflecting higher demand for water treatment chemicals due to unusually high rainfall.

Gross profit for the Power Generation Group for the third quarter of 2005 was $1.1 million, which was comparable to the same period in 2004. For the first nine months ended September 30, 2005, gross profit was $3.5 million compared to $2.7 million for the same period of 2004, largely the result of the fees earned during the third quarter and the contribution from the projects in China.

Selling, General, Administrative and Other Costs (SGA)

In the third quarter of 2005, SGA costs were $5.8 million compared to $4.6 million for the same period in 2004, an increase of $1.2 million or 26.1%. For the first nine months of 2005, SGA costs were $14.6 million, up $0.9 million when compared to $13.7 million for the same period in 2004. The increase in SGA costs was due primarily to the SGA associated with the Stablex acquisition ($0.9 million). Savings as a result of last year’s change in senior management were offset by the market related costs associated with the long-term incentive plan.

Foreign Exchange Gains and Losses

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Year-to-date average U.S. exchange rates	1.20077	1.31136	1.22264	1.33189
Closing U.S. exchange rates	1.16104	1.28819	1.16104	1.28819

The Company has U.S. based operations and reports in Canadian dollars and therefore is exposed to foreign exchange fluctuations in the following three areas: (1) monetary assets and liabilities, primarily working capital, (2) revenues and expenses, and (3) self-sustaining operations including the Senior Subordinated Notes.

The gains or losses arising from the translation of monetary assets and liabilities denominated in U.S. dollars held in Canadian entities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, and the resulting holding gains or losses are recorded in the statement of operations.

The Company recorded a $0.2 million loss in the nine months ended September 30, 2005, with respect to U.S. denominated working capital items compared to a loss of approximately $0.1 million for the same period in 2004. In addition, the Company recorded a $0.6 million gain on the translation of the U.S. $15 million portion of the Senior Secured Term Loan arranged at the time of the Stablex acquisition and used to offset the foreign exchange fluctuations associated with the U.S. revenues generated by Stablex.

The Company’s U.S. denominated revenues and expenses of its U.S. operations have been translated into its Canadian dollar reporting currency at the average rate in effect during the year. With the addition of Stablex, whose U.S. denominated revenues represents less than half of its total revenues against a largely Canadian dollar cost base, the impact of exchange fluctuations on the Company’s earnings continues to be mitigated as a large portion of its U.S. revenues and expenses are denominated in U.S. dollars. The Company’s Senior Subordinated Notes and related interest expense are also denominated in U.S. dollars. Along with the U.S. $15 million portion of the Senior Secured Term Loan, the resulting U.S. denominated interest expense reduces the effect of foreign exchange fluctuations from the U.S. dollar cash flow from operations and when combined with U.S. dollar depreciation and amortization expenses, it reduces the exposure to net earnings. The table illustrates the foreign exchange impact of a one-cent increase in the value of the Canadian dollar on the Company’s U.S. denominated operating results for the periods ended September 30, 2005:

	Three months ended	Nine months ended
(in thousand of dollars)	September 30, 2005	September 30, 2005

Gross profit	(76)	(194)
SGA costs	20	51
Earnings from operations before the under noted	(56)	(143)
Depreciation and amortization of deferred charges and intangible assets	63	130
Foreign exchange on Senior Secured Term Loan	222	222
Net interest expense	23	67
Earnings before income taxes [1]	252	276

1.	This excludes the foreign exchange impact on translation of U.S. denominated monetary assets and liabilities.

The Company has self-sustaining operations holding U.S. dollar assets and liabilities, and the U.S. dollar-denominated Senior Subordinated Notes used in the acquisition of the self-sustaining operations are considered to be a hedge of this net investment. Gains or losses arising from the translation of the financial statements of the self-sustaining operations including the Senior Subordinated Notes are deferred in the foreign currency translation adjustment account that is part of shareholders’ equity on the balance sheet.

Depreciation

Depreciation expense in the third quarter of 2005 was $5.5 million compared to $4.1 million for the same period in 2004, an increase of $1.4 million or 34.1%. For the nine months in 2005, depreciation was $15.8 million, up $3.4 million over the same period in 2004. These increases are the result of the depreciation related to the Fort McMurray facility that started earning revenue in January of 2005 as well as depreciation, since August 16, 2005, related to the fair market value of the assets associated with the Stablex acquisition.

Amortization of deferred charges and intangible assets

The amortization expense for the third quarter of 2005 was $1.0 million compared to $0.2 million for the same period in 2004, an increase of $0.8 million. For the nine months in 2005, amortization was $1.3 million, up $0.8 million over the same period in 2004. These increases are the result of the amortization of the intangible items and deferred charges associated with the acquisition of Stablex and the related financing.

Interest Expense, net of interest income

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2005	2004	2005	2004

Interest expense	3,044	2,648	8,117	8,065
Interest capitalized	(530)	(1,099)	(925)	(3,258)
Interest income	(224)	(171)	(701)	(509)
Net interest expense	2,290	1,378	6,491	4,298

Net interest expense was $2.3 million for the third quarter of 2005, compared to net interest expense of $1.4 million for the same period of 2004, an increase of $0.9 million. For the first nine months in 2005, net interest expense was $6.5 million compared to $4.3 million for the same period in 2004. Interest expense for the three months and nine months ended September 30, 2005 was $3.0 million and $8.1 million, respectively, compared to $2.6 million and $8.1 million for the same periods in 2004. The increases were a result of interest paid in the quarter on the new Senior Secured Term Loan offset by the foreign exchange translation of the U.S. denominated interest expense. The decrease in capitalized interest relates to ceasing the capitalization of interest on the construction of the Fort McMurray facility when the facility began earning revenues earlier this year. This is offset by capitalized interest relating to the expansion of the Montreal facility that commenced last year. The increase in interest income is due to the higher interest earned on the cash balances.

Income Taxes

Total income tax expense for the three months and nine months ended September 30 2005 was $0.6 million and $2.0 million, respectively, on a loss before income taxes of $0.4 million for the quarter and on earnings of $3.8 million for the nine months ended September 30, 2005. The overall effective rate for the nine months ended September 30, 2005 was 51.0%. Removing the effect of the unusual losses, the benefit of which have not been recognized, the overall effective rate remains constant throughout the first nine months of 2005 at approximately 33% compared to a statutory rate of 36.1%. Cash taxes are expected to be under $1.5 million for the year.

Net earnings

The Company incurred a net loss for the third quarter of 2005 of $0.9 million compared to net earnings of $1.8 million for the same period of 2004. Net earnings for the nine months ended September 30, 2005 were $1.9 million compared to net earnings of $3.0 million for the same period in 2004. The improved operating results from the businesses and the non-cash foreign exchange gain recorded on the translation of the U.S. $15 million Senior Secured Term Loan was offset by the unusual losses, and the higher depreciation, amortization and interest costs relating to the acquisition of Stablex.

QUARTERLY OPERATING PERFORMANCE

Selected Quarterly Financial Information

					1st Quarter
	3rd Quarter		2nd Quarter				4th Quarter
(in thousand of dollars, except per share amounts)	2005	2004	2005	2004	2005	2004	2004	2003

Revenue	43,356	35,117	40,755	35,244	34,820	32,347	34,314	31,973
Gross profit	15,724	13,106	14,701	12,234	13,325	10,349	13,177	11,720
Selling, general, administrative, and other costs	5,777	4,608	4,663	4,519	4,198	4,600	9,615	5,046
Foreign exchange losses (gains) on monetary items	202	(182)	(10)	345	28	(77)	(147)	(140)
Unusual items	2,038	--	34	--	16	--	549	1,422
Depreciation, including losses on disposals	5,458	4,140	5,258	4,171	5,125	4,153	4,500	4,243
Amortization of deferred and intangible assets	953	176	175	180	173	177	173	178
Foreign exchange gain on Senior Secured Term Loan	(628)	--	--	--	--	--	--	--

Interest expense	3,044	2,648	2,542	2,722	2,531	2,695	2,504	2,634
Net earnings (loss)	(937)	1,798	1,701	1,191	1,084	32	1,879	(632)
Basic earnings (loss) per share	(0.03)	0.06	0.05	0.04	0.03	--	0.06	(0.02)

Cash generated from operations before non-cash working capital	7,457	6,312	7,376	5,646	6,705	4,323	3,360	5,465
Changes in non-cash operating working capital	7,349	1,668	2,147	(4,026)	(5,024)	113	7,783	(1,018)
Cash provided by operations	14,806	7,980	9,523	1,620	1,681	4,436	11,143	4,447

Total Assets	375,531	273,470	285,344	274,924	271,986	273,495	272,777	270,489

Review of Quarterly Trends

The Company’s revenues are generally stable period to period. For the Refinery Services Group, volumes processed by its facilities are subject to the market demand for and seasonal variations of customers’ activities, which generally peak during the summer months. For example, although the volumes processed for the Group’s refinery customers may be affected by the market demand and seasonal variations of the refinery products, generally peaking during the summer driving season, the revenues from these customers are largely stable year over year and are somewhat insulated through contractual minimum volume requirements. Western Markets Group volumes and revenues are generally stable year over year although some products may experience seasonal fluctuations. For example, the water treatment needs of its municipal customers generally peak during the spring "run off" and summer seasons. The timing of revenues earned from the Power Generation Group’s projects and licensing activities results in variances in the Group’s quarterly results.

For the four quarters ended September 30, 2005 revenues averaged $38.3 million per quarter while for the four quarters ended September 30, 2004 revenues averaged $33.7 million per quarter. For the four quarters ended September 30, 2005 gross profit averaged $14.2 million per quarter while for the four quarters ended September 30, 2004 gross profit averaged $11.9 million per quarter. Revenues and gross profit for the four quarters ended September 30, 2005 are higher than the historical averages and are largely the result of the fees earned in 2005 from the Fort McMurray facility as well as revenues and gross profit contributed by Stablex since the acquisition in the Refinery Services Group and the 2005.

The SGA for the third quarter of 2005 includes SGA relating to Stablex since acquisition while the fourth quarter of 2004 included $4.3 million for the cost of the change in senior management. When these two quarters are adjusted for these costs, SGA averaged $4.7 million over the last eight quarters with fluctuations between quarters reflecting the timing of certain costs.

The depreciation expense for 2005 reflects depreciation from the Fort McMurray facility that started earning revenue in January of 2005. The increase in depreciation expense from the second quarter to the third quarter of 2005 reflects depreciation associated with the fair market values of the assets acquired as part of the Stablex acquisition.

Cash generated by operations is impacted by the quarterly changes in non-cash working capital that typically reflect the impact of the seasonal fluctuations in revenues and the interest accrual associated with the Senior Subordinated Notes which is paid on June 30 and December 31 of each year. The first quarter 2005 increase in non-cash working capital was the result of payments relating to the costs associated with the change in senior management that were accrued in the fourth quarter of 2004. Cash generated by operations was $14.8 million in the third quarter of 2005 compared to $8.0 million for the same period in 2004. For the first nine months ended September 30, 2005 cash generated by operations was 26.0 million compared to $14.0 million for the same period in 2004. The increases for the year are largely the result of higher earnings.

SUPPLEMENTAL FINANCIAL INFORMATION

EBITDA is a supplemental, non-generally accepted accounting principle financial measure. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization or “EBITDA”. It is used by management internally to measure the performance of the business as a whole as well as to measure the performance of the individual segments and also forms the primary basis upon which employees of the Company receive incentive compensation. EBITDA is also used by the Company as a basis to measure compliance with certain debt covenants. EBITDA is presented as supplemental information because management, through its discussions with key stakeholders of the Company including shareholders, analysts and other financial institutions, believes it is a widely used financial indicator of the Company's operating profitability and performance before the effects of capital investment and financing decisions. Since EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) it should not be considered in isolation of, or as a substitute for net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company's operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. In addition, this measure does not necessarily represent funds available for discretionary use, and is not necessarily a measure of the Company’s ability to fund its cash requirements. The Company’s non-GAAP performance measure, EBITDA, has certain material limitations as follows:

♦
It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue. Therefore, any measure that excludes interest has material limitations;

♦
It does not include depreciation and amortization expense. Because the Company must utilize capital assets in order to generate revenues, depreciation and amortization expense is a necessary and ongoing part of the Company’s costs. Therefore, any measure that excludes depreciation and amortization expense has material limitations;

♦	It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

Management compensates for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with its analysis of net earnings. Because we use EBITDA to evaluate our financial performance, we reconcile it to net earnings which is the most comparable financial measure calculated and presented in accordance to GAAP. The following is a reconciliation of EBITDA to net earnings:

Supplemental selected information:
For the three months ended September 30, 2005 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	7,536	5,150	(1,985)	(2,366)	8,335
Depreciation	4,692	591	125	50	5,458
Amortization of deferred charges and intangible assets	781	--	--	172	953
Interest expense	--	--	--	3,044	3,044
Interest capitalized	--	--	--	(530)	(530)
Interest income	--	--	--	(224)	(224)
Earnings (loss) before income taxes	2,062	4,559	(2,110)	(4,877)	(366)
Income taxes	--	--	--	(571)	(571)
Net loss	2,062	4,559	(2,110)	(5,448)	(937)

For the three months ending September 30, 2004 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	5,735	5,507	(128)	(2,532)	8,582
Depreciation	3,291	573	225	51	4,140
Amortization of deferred charges and intangible assets	--	--	--	176	176
Interest expense	--	--	--	2,648	2,648
Interest capitalized	--	--	--	(1,099)	(1,099)
Interest income	--	--	--	(171)	(171)
Earnings (loss) before income taxes	2,444	4,934	(353)	(4,137)	2,888
Income taxes	--	--	--	(1,090)	(1,090)
Net earnings	2,444	4,934	(353)	(5,227)	1,798

For the nine months ended September 30, 2005 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	21,291	15,125	(1,519)	(7,466)	27,431
Depreciation	13,425	1,766	495	155	15,841
Amortization of deferred charges and intangible assets	781	--	--	520	1,301
Interest expense	--	--	--	8,117	8,117
Interest capitalized	--	--	--	(925)	(925)
Interest income	--	--	--	(701)	(701)
Earnings (loss) before income taxes	7,085	13,359	(2,014)	(14,632)	3,798
Income taxes	--	--	--	(1,950)	(1,950)
Net earnings	7,085	13,359	(2,014)	(16,582)	1,848

For the nine months ending September 30, 2004 (in thousand of dollars)	Refinery Services	Western Markets	Power Generation	Corporate Support	Total

EBITDA	15,860	14,503	(593)	(8,049)	21,721
Depreciation	9,862	1,702	695	149	12,408
Amortization of deferred charges and intangible assets	--	--	--	543	543
Interest expense	--	--	--	8,065	8,065
Interest capitalized	--	--	--	(3,258)	(3,258)
Interest income	--	--	--	(509)	(509)
Earnings (loss) before income taxes	5,998	12,801	(1,288)	(13,039)	4,472
Income taxes	--	--	--	(1,451)	(1,451)
Net earnings	5,998	12,801	(1,288)	(14,490)	3,021

EBITDA for the third quarter of 2005 was $8.3 million compared to $8.6 million for the same period in 2004, a decrease of 3.5% or $0.3 million. EBITDA as a percent of revenue was 19.2% compared to 24.7% for the same period in 2004. This decline is the result of the $2.0 million loss incurred on the arbitration settlement that is recorded in Power Generation. The result of positive contributions from Refinery Services Group’s Fort McMurray facility and Stablex were offset by higher energy costs impacting spent acid regeneration and the impact of foreign exchange. For the nine months ended September 30, 2005, EBITDA was $27.4 million compared to $21.8 million for the same period in 2004. As a percentage of revenue, EBITDA was 23.1% for the first nine months in 2005 and 21.2% for the same period in 2004. The improved results are due to the 2005 contribution from Refinery Services Group’s Fort McMurray facility and Stablex and the strong performance from Western Markets Groups. The positive performance in the Power Generation Group was offset by the impact of the settlement of the arbitration.

Corporate Support costs were $2.4 million in the third quarter of 2005 compared to $2.5 million for the same period of 2004. For the nine months ended September 30, 2005, costs were $7.5 million compared to $8.0 million for the same period of 2004. Corporate costs reflect the savings as a result of last year’s change in senior management offset by the market related costs associated with the long-term incentive plan.

	Three months ended September 30,		Nine months ended September 30,
(in thousand of dollars)	2005	2004	2005	2004

Corporate costs	2,792	2,714	7,873	7,806
Loss on disposal	--	--	--	57
Foreign exchange losses (gains) on working capital items	202	(182)	221	86
Foreign exchange gain on the Senior Secured Term Loan	(628)	--	(628)	--
Corporate Support costs	2,366	2,532	7,466	8,049

LIQUIDITY AND CAPITAL RESOURCES

Total assets were $375.5 million at September 30, 2005 compared to $272.8 million at December 31, 2004 with the increase primarily the result of the Stablex acquisition.

Accounts receivable increased by $4.5 million to $26.4 million from the December 31, 2004 balance of $21.9 million reflecting the receivables associated with the Stablex acquisition.

The net book value of property, plant, and equipment at September 30, 2005 increased to $197.7 million from the December 31, 2004 balance of $152.4 million with approximately $26.0 million of the increase relating to the fair market value of the assets relating to the Stablex acquisition. The remaining increase is the result of capital additions during the first nine months of 2005 being offset by depreciation expense and the impact of foreign exchange on the U.S. dollar denominated assets, the effect of which is recorded in the FCTA account.

Deferred charges increased by $3.4 million to $4.4 million from the December 31, 2004 balance of $1.0 million. The acquisition of Stablex contributed $3.9 million to the increase, while $2.6 million related to the deferred financing costs associated with the new credit agreement offset by amortization expense.
Intangible assets increased to $30.8 million from the December 31, 2004 balance of $2.6 million. As part of the acquisition of Stablex the Company recognized intangible assets relating to the technology, customer relations, operating certificates and permits, the Stablex trade name and other intangible assets. This increase was offset by the amortization on the Company’s intangibles.

Goodwill increased to $73.0 million from the December 31, 2004 balance of $45.5 million with approximately $28.9 million of the increase relating to the Stablex acquisition. The remaining goodwill was unchanged except for the impact of the stronger Canadian dollar on U.S. denominated goodwill,

Total current liabilities increased by approximately $13.9 million to $45.5 million from the December 31, 2004 balance of $31.6 million. The Stablex acquisition accounted for approximately $7.9 million of the increase with the remaining variance largely the result of accrued capital expenditures.

Total debt at the end of the third quarter of 2005 was $178.8 million up $65.7 million from the December 31, 2004 balance of $113.1 million. Although the company increased its long-term debt by $70.0 million at the time of the Stablex acquisition, the stronger Canadian dollar had a favourable impact on the U.S. denominated Senior Subordinated Notes of approximately $2.6 million and $0.6 million on the U.S. portion of the new Senior Secure Term Loan. Also the payments of principal on the First Treasury Long-term Loan commenced in January of this year and amount to $1.1 million as of September 30,2005.

The increase in deferred revenues is attributable to the project activities in the Power Generation Group.

Other liabilities increased by $1.5 million to $11.3 million from the December 31, 2004 balance of $9.8 million. Approximately $0.5 million of the increase relates to the Stablex acquisition. The rest of the increase reflects the recognition of the asset retirement obligation relating to the Fort McMurray facility that started earning revenue in January of 2005 and the impact of the stronger Canadian dollar versus its U.S. counterpart on U.S. denominated liabilities.

The increase in the future tax liability is largely the result of the fair market value increase relating to the Stablex acquisition not being deductible for tax purposes.

Financial Condition

	September 30	December 31
	2005	2004

Cash including cash held in trust (in millions of dollars)	$38.6	$44.8
Debt (in millions of dollars)	$178.8	$113.1
Net debt[1] (in millions of dollars)	$140.4	$68.3

Debt to Equity	1.7x	1.1x
Net debt to Gross Profit [2]	2.5x	1.4x
Net debt to Equity	1.3x	0.7x
Interest coverage (Gross Profit [2] to interest expense 2)	5.4x	4.6x

1.	Net debt is defined as total debt less cash and cash equivalents, including cash held in trust.
2.	Calculated for the latest four quarters.

Cash and cash equivalents at the end of September 2005 were $27.2 million compared to $30.9 million at the end of 2004, with excess cash invested in short-term, interest-bearing deposits. Cash held in trust was $11.2 million at the end of September 2005 compared to $13.9 million at the end of 2004 the decrease reflecting the capital spend on the Fort McMurray project.

The Company generates positive cash flows from operations used to meet its debt obligations. The positive cash flows together with the recently arranged credit agreement will be used to fund its current capital expenditures commitments and its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company seeks new outside financing to fund this growth strategy.

The financial leverage ratios are expected to increase in the short term until the earnings from the Company’s Montreal facility expansion commence.

On June 2, 2005, Moody’s Investors Services affirmed the credit rating of the Company of Ba3 Senior implied rating and B2 subordinated debt ratings with a stable ratings outlook. This reflects the Company’s solid base of established long-term contracts and improved cash flows coupled with the Company’s leveraged position. Standard & Poor’s credit rating of the Company is BB- and the rating on the Senior Subordinated Notes is B.

The Company has met all of its debt related covenants.

Working Capital

The Company’s working capital, excluding cash and cash equivalents and cash held in trust and the current portion of long-term debt, was negative $12.7 million at September 30, 2005 compared to negative $3.7 million at December 31, 2004 and is primarily the result of the increase in receivables and payables, and the timing of capital expenditures, interest expense payment, and income tax instalments. The positive cash flows generated by Company in conjunction with the undrawn portions of the Senior Secured Loan and Revolving Credit Facility provides the Company with sufficient working capital to meet its commitments. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents, cash held in trust and the current portion of long-term debt from 0.88:1 at the end of 2004 to 0.71:1 in the third quarter of 2005.

Share Capital Outstanding

	As at October 31, 2005	September 30, 2005	December 31, 2004

Number of common shares	32,407,731	32,407,731	31,696,398
Number of options	1,340,432	1,340,432	2,051,765

Closing share price	$7.98	$8.02	$7.00

In January of 2005, the Company issued 338,833 common shares for cash proceeds of $0.8 million and in August of 2005, the Company issued another 372,500 common shares for cash proceeds of $1.4 million upon the exercise of stock options.

Related Party Transactions

The Company has entered into a management services contract with its major shareholder for the supply of management and financial services. Under the agreement the Company incurred fees of $0.1 million in the third quarter of 2005 and $0.3 million for the nine months ended September 30, 2005 compared to $0.1 million third quarter of 2004 and $0.4 million for the nine months September 30, 2004.

In addition, certain of the Company’s Directors hold senior positions with firms that provide services to the Company. During the third quarter of 2005, $1.9 million in fees were incurred compared to $1.1 million in the third quarter of 2004. For the nine months ended September 30, 2005 fees incurred were $3.9 million compared to $2.6 million for the same period in 2004.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations

	Three months ended September 30		Nine months ended September 30
(in thousand of dollars)	2005	2004	2005	2004

Cash provided by operations before changes in working capital	7,457	6,293	21,539	16,227
Decrease (increase) in non-cash working capital	7,349	1,668	4,472	(2,246)
Cash provided by operations	14,806	7,961	26,011	13,981

During the third quarter of 2005, the Company generated $14.8 million in cash provided by operations compared to $8.0 million for the same period in 2004, a $6.8 million increase. For the nine months ended September 30, 2005 cash generated by operations was $26.0 million compared to $14.0 million for the same period in 2004. The increases are the result of the increased operating earnings.

Cash and cash equivalents at the end of September 30, 2005 were $27.2 million, down $3.7 million from $30.9 million at December 31, 2004. Cash generated from operations, along with the cash received from the issuance of capital stock and the arbitration settlement, were utilized to fund the Montreal expansion project, the repayment of the Fort McMurray project financing, and a portion of the costs related to the Stablex transaction and financing. The acquisition of Stablex was funded largely through the Senior Secured Term Loan. As the capital spent on the Montreal expansion project increases, the cash balances are expected to decline.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(in thousand of dollars)	2005	2004	2005	2004

Expansion projects	10,881	770	32,907	3,173
Maintenance capital	1,479	1,333	3,584	4,057
Total capital expenditures	12,360	2,103	36,491	7,230

Capital expenditures including amounts accrued for capital costs not yet paid. For the third quarter of 2005 capital expenditures were $12.4 million compared to $2.1 million for the same period in 2004 and for the first nine months ended September 30, 2005, capital expenditures were $36.5 million compared to $7.2 million. The increases were largely due to spending related to the expansion of the Montreal Facility.

CONTRACTUAL COMMITMENTS

(thousand of dollars)	2005 [1]	2006	2007	2008	2009	2010	Thereafter	Total

9 5/8% Senior Subordinated Notes [2]	--	--	--	70,552	--	--	--	70,552
7.3% Long-Term Loan [3]	392	1,641	1,765	1,898	2,041	2,195	28,934	38,866
Senior Secured Term Loan [4]	--	--	13,340	56,032	--	--	--	69,372
Interest on loans [5]	3,459	13,764	13,539	7,358	2,354	2,195	10,623	53,292
Operating leases and other Commitments	1,138	3,863	2,706	1,874	641	20	246	10,488

1.	For the three months ended December 31, 2005.
2.
The Senior Subordinated Notes are denominated in U.S. dollars and converted at the September 30, 2005 closing rate of 1.610. The Notes mature at the end of June 2008 and are redeemable at the option of the Company at specified redemption premiums. Interest is paid on June 30 and December 31 of each year until maturity.

3.
On June 5, 2003, a wholly owned subsidiary of the Company entered into a Long-term Loan agreement to finance the Syncrude project and is secured by the subsidiary’s assets. The Company provides a general guarantee until the successful start-up of the facility as defined in the loan agreement at which time the general guarantee will be released and the loan will be secured by the subsidiary’s assets. If, after the successful start-up of the facility, the subsidiary fails to perform its operating obligations, the Company will become responsible for the operation of the facility and as a result the servicing of the debt. The loan bears interest at a fixed rate of 7.3% per annum with a monthly interest-only payments being made until scheduled repayments of principal which commenced in January 2005.

4.
On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks. The agreement provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest and is secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008. At September 30, 2005 the loans carried the following rates of interest:

U.S. LIBOR loan (U.S. $15,000,000 million) (3.84%) plus 250 basis points
Cdn. Bankers’ Acceptance loan - (3.00%) plus 250 basis points
Cdn. Prime rate loan - (4.50%) plus 150 basis points
5.	Interest on U.S. denominated loans is calculated using the September 30, 2005 closing rate of 1.1610.

LITIGATION

On August 15, 2005 the Company announced it commenced legal proceedings against Chemtrade Logistics Income Fund and Chemtrade Logistics Inc. (collectively, “Chemtrade”). On September 27, 2005 the Company announced it received a statement of defence and counterclaim from Chemtrade in respect of the action commenced by Marsulex.

CHANGES IN ACCOUNTING POLICIES FOR THE THIRD QUARTER 2005

There were no recently issued accounting pronouncements that impacted the Company’s financial statements.

OUTLOOK

The outlook for the remainder of the year remains consistent, with the existing businesses remaining stable and the expected contribution from Stablex adding to the earnings growth being contributed by Fort McMurray.

Forward-looking Statements

The foregoing may contain forward-looking statements. These statements are based on current views and expectations that are subject to risks, uncertainties, and assumptions that are difficult to predict, including the impact of acquisitions, risks, uncertainties and assumptions relating to the timing and market acceptance of future products, competition in the Company’s markets, Company’s reliance on customers, fluctuations in currency exchange rates, commodity prices or interest rates, the Company’s ability to maintain good relations with its employees, changes in laws or regulations regarding the environment or other environmental liabilities, the Company’s ability to integrate acquisitions and the Company’s ability to protect its intellectual property. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in Company’s filings with the securities regulatory authorities, which are available at www.sedar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

	September 30, 2005 (unaudited)	December 31, 2004

Assets

Current assets:
Cash and cash equivalents	$27,200	$30,922
Cash held in trust	3,695	6,397
Accounts receivable	26,416	21,896
Due from Chemtrade Logistics	--	900
Inventories	2,794	2,186
Future tax asset	813	154
Prepaid expenses and other assets	1,210	1,235
	62,128	63,690

Long-term portion of cash held in trust	7,500	7,500
Property, plant and equipment	197,702	152,432
Deferred charges and other assets, net of accumulated amortization (note 4)	4,423	986
Intangible assets, net of accumulated amortization (note 5)	30,765	2,625
Goodwill	73,013	45,544
	$375,531	$272,777

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$16,049	$10,564
Accrued liabilities	23,076	19,281
Income taxes payable	2,665	60
Interest payable	2,124	122
Current portion of long-term liabilities (note 6)	1,611	1,526
	45,525	31,553

Long-term debt (note 6)	177,179	111,612
Deferred revenues	7,091	3,718
Other liabilities	11,261	9,838
Future tax liability	27,435	14,222

Shareholders’ equity:
Capital stock (note 8)	60,085	57,973
Retained earnings	45,038	43,190
Foreign currency translation adjustment	1,917	671
	107,040	101,834
	$375,531	$272,777

MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
Revenue	$43,356	$35,117	$118,931	$102,708
Cost of sales and services	27,632	22,011	75,181	67,018
Gross profit	15,724	13,106	43,750	35,690

Selling, general, administrative and other costs	5,777	4,608	14,638	13,728
Foreign exchange losses (gains) on monetary items	202	(182)	221	86
Unusual items (note 7)	2,038	98	2,088	98
Loss on disposal of property, plant and equipment	--	--	--	57
Depreciation	5,458	4,140	15,841	12,408
Amortization of deferred charges and intangible assets	953	176	1,301	543
Foreign exchange gain on long-term debt	(628)	--	(628)	--
Interest expense	3,044	2,648	8,117	8,065
Interest capitalized	(530)	(1,099)	(925)	(3,258)
Interest income	(224)	(171)	(701)	(509)
Earnings (loss) before income taxes	(366)	2,888	3,798	4,472

Income taxes:
Current	155	1,089	963	1,305
Future	416	1	987	146
	571	1,090	1,950	1,451
Net earnings (loss)	$(937)	$1,798	$1,848	$3,021

Earnings (loss) per share:
Basic	$(0.03)	$0.06	$0.06	$0.10
Diluted	$(0.03)	$0.06	$0.06	$0.09

Consolidated Statements of Retained Earnings (unaudited)
(in thousands of dollars)
	Nine months ended September 30,
	2005	2004

Retained earnings, beginning of year:	$43,190	$38,290

Net earnings	1,848	3,021
Retained earnings, end of period	$45,038	$41,311

MARSULEX INC.
Consolidated Statements of Cash Flows (unaudited)
(in thousands of dollars)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings (loss)	$(937)	$1,798	$1,848	$3,021
Items not affecting cash:
Depreciation	5,458	4,140	15,841	12,408
Loss on disposal of property, plant and equipment	--	--	--	57
Amortization of deferred charges and intangible assets	953	176	1,301	543
Exchange gain on long-term debt	(628)	--	(628)	--
Future income taxes	416	1	987	146
Unusual item (note 7)	1,913	--	1,913	--
Accretion of asset retirement obligations	31	19	111	55
Exchange loss on cash	251	178	166	52

Decrease (increase) in non-cash operating working capital	7,349	1,668	4,472	(2,246)
Cash provided by operating activities	14,806	7,980	26,011	14,036

Financing activities:
Repayment of long-term debt	(385)	--	(1,134)	--
Issuance of capital stock (note 8)	1,350	--	2,112	--
Increase in long term debt (note 4)	70,000	--	70,000	--
	70,965	--	70,978	--

Investing activities:
Proceeds on disposal of fixed assets	--	--	--	(26)
Arbitration settlement (note 7)	1,472	--	1,474	--
Additions to property, plant and equipment	(13,485)	(2,103)	(30,993)	(7,230)
Note from Chemtrade Logistics	--	--	900	900
Acquisition of Stablex, net of cash (note 3)	(71,814)	--	(71,814)	--
Increase in deferred financing costs	(2,555)	--	(2,555)	--
Decrease (increase) in other assets	408	--	(26)	86
Decrease (increase) in cash held in trust	(20)	663	2,702	3,421
	(85,994)	(1,440)	(100,312)	(2,849)

Foreign exchange gain on cash held in foreign currency	(594)	(423)	(399)	(210)
Increase (decrease) in cash and cash equivalents	(817)	6,117	(3,722)	10,977

Cash and cash equivalents - beginning of period	28,017	21,235	30,922	16,375
Cash and cash equivalents - end of period	$27,200	$27,352	$27,200	$27,352
Supplemental cash flow information:
Interest paid	$1,042	$730	$6,114	$6,217
Change in Capital expenditures accrual	(1,125)	--	5,498	--
Taxes paid	460	267	515	519

MARSULEX INC.
Notes to Consolidated Financial Statements

1.	Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2004 Annual Report.

2.	Changes to Significant Accounting policies as described in the 2004 Annual Report:

(a)	Property, plant and equipment:

Property, plant and equipment is stated at cost. Depreciation is charged on a straight-line basis over the economic useful lives of the related assets or, where applicable, the lower of the economic useful lives of the related assets and the duration of the related customer contracts which range from two to 40 years.

Costs related to facilities and equipment under construction are not depreciated until the facilities and equipment are substantially completed and ready for commercial use.

The Company includes, as part of the cost of its plant and equipment, all interest costs incurred prior to the asset becoming available for operation.

(b)	Intangible assets

Intangibles include the estimated value at the date of acquisition of identifiable intangibles such as long-term customer relationships, technology, customer relations, certificates and permits, a trade name, and the cost of other intangible assets. These assets are amortized a period of 18 months to 13 years. The estimates of useful lives of intangible assets are reviewed annually.

(c)	Deferred charges

Deferred charges primarily include deferred financing costs, and placement cells. Deferred financing costs represent expenses incurred to obtain financing which have been deferred and are amortized over the periods to maturity of the underlying arrangements. Placement cells include the preparation costs consisting of direct excavation and embankment of each individual placement cell. These costs are amortized based upon the volume of waste received for disposal, as it relates to the remaining capacity of the individual placement cell.

3.	Acquisition of Stablex:

On August 16, 2005 the Company acquired all of the outstanding shares of the holding company owning Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal. The purchase price was $71.2 million before acquisition costs of approximately $2.5 million financed through amounts drawn on new credit facilities entered into by the Company (note 6). The results of operations have been consolidated from the date of acquisition.

The acquisition has been accounted for using the purchase method of accounting and the preliminary purchase price allocation, including acquisition costs, are as follows:

Cash	$1,878
Current assets	7,166
Property, plant and equipment	26,040
Placement cells	1,289
Intangibles (note 5)	29,028
Goodwill	28,920
Current liabilities	(7,854)
Other long term liabilities	(525)
Future tax liabilities	(12,251)
Total Purchase Price	$73,691

The goodwill of $28.9 million, generated as a result of the acquisition, represents the excess of purchase price consideration over the estimated fair value of the net assets acquired.

4.	Deferred Charges:

			September 30, 2005
	Cost	Accumulated Amortization	Net Book Value

Deferred financing costs	$7,028	$(3,929)	$3,099
Placement cells	1,330	(109)	1,221
Other	529	(426)	103
	$8,887	$(4,464)	$4,423

			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value

Deferred financing costs	$4,589	$(3,733)	$856
Other	535	(405)	130
	$5,124	$(4,138)	$986

5.	Intangibles:

			September 30,
			2005
	Cost	Accumulated amortization	Net Book Value

Technology	$4,600	$(68)	$4,532
Customer relations	8,200	(113)	8,087
Certificates and permits	13,400	(259)	13,141
Trade name	1,100	(25)	1,075
Contractual customer relationships	3,501	(1,203)	2,298
Other intangible assets	1,728	(96)	1,632
	$32,529	$(1,764)	$30,765

			December 31,
			2004
	Cost	Accumulated amortization	Net book value

Contractual customer relationships	$3,501	$(876)	$2,625

	$3,501	$(876)	$2,625

6.	Long-term debt:

Long-term debt outstanding is as follows:

	September 30,	December 31,
	2005	2004

Senior Secured Term Loan - maturing 2008 (note 3 (a))
6.34%, U.S. LIBOR loan (U.S. $15,000,000)	$17,416	$--
5.50%, Cdn. Bankers’ Acceptance loan	51,500	--
6.00%, Cdn. Prime rate loan -	456	--

Long-term Loan
7.3%, maturing 2019	37,255	40,000

Senior Subordinated Notes:
9 5/8% U.S. $60,766,000, maturing 2008	70,552	73,138
Total debt	178,790	113,138

Less current portion	1,611	1,526
	$177,179	$111,612

On August 16, 2005, Marsulex entered into a $100 million credit agreement with a syndicate of banks and incurred $2.6 million in deferred financing charges. The agreement provides for an $80 million Senior Secured Term Loan and a $20 million Revolving Credit Facility with the facilities carrying variable rates of interest and is secured by the assets of Marsulex Inc. and its subsidiaries. All of the loans under this arrangement mature on June 15, 2008.

(a) Senior Secured Term Loan:

At the time of the acquisition $70 million of the Senior Secured Term Loan was drawn to fund the purchase of Stablex. The term loan can be drawn as LIBOR and Bankers’ Acceptance loans with margins ranging from 150 to 275 basis points and prime rate loans with margins ranging from 50 to 175 basis points. Of the $70 million, $15 million has been denominated in U.S. dollars in order to offset the foreign exchange translation exposure on the Stablex U.S. dollar earnings. During the quarter the U.S. dollar denominated loan was converted to a 1 month LIBOR loan plus 250 basis points and a substantial portion of the Canadian dollar denominated loan was converted to a 30 day Bankers’ Acceptance loan plus 250 basis points. Approximately $0.5 million of the initial Canadian dollar denominated loan will continue to carry an interest rate of prime plus 150 basis points. The remaining $10 million of the credit facility remains undrawn and is available for general corporate purposes until August 31, 2006, after which the facility will be cancelled.

Interest is paid monthly with quarterly mandatory principal repayments of $6.7 million for the term loan begins on September 30, 2007 and are required until maturity as follows:

September 30, 2007	$6,670
December 31, 2007	6,670
March 31, 2008	6,670
June 15, 2008	49,990
$70,000

The portion of the Senior Secured Term Facility denominated in U.S. dollars has been translated to Canadian dollars at rates in effect at the balance sheet date. A foreign exchange gain of $628,000 has been recorded during the quarter.

(b)	Revolving Credit Facility

A $20 million Revolving Credit Facility has been established for general corporate purposes. The Facility remained undrawn at the end of the quarter.

7.	Unusual items:

Consolidated Statements of Operations
	September 30,	December 31,
	2005	2004

Loss on disposal of parts and service business and other assets	$--	$155
Loss on arbitration settlement (note 7(a))	1,913	--
Other unusual items	175	502
Total unusual items	$2,088	$657

Consolidated Statements of Cash Flows
	September 30,	December 31,
	2005	2004

Loss on arbitration settlement (note 7(a))	$1,913	$--
Other	--	422
Total non-cash unusual items	$1,913	$422

(a)	Arbitration settlement:

During the quarter the arbitration with Holcim Inc. was settled. The Company was awarded U.S. $1.3 million (C$ 1.5 million) resulting in an unusual loss of $1.9 million.

8.	Capital stock:

During the first quarter of 2005, the Company issued 338,833 common shares for cash proceeds of $762,000 upon the exercise of stock options. In August of 2005, another 372,500 common shares were issued for cash proceeds of $1,350,250 upon the exercise of stock options.

9.	Stock-based compensation:

The Company’s results would have been as follows had it elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted during the year ended December 31, 2002:

(in thousand of dollars, except per share amounts)	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004

Net earnings as reported	$(937)	$1,798	$1,848	$3,021
Adjustment for cost of stock options	--	18	12	54
Pro forma net earnings	$(937)	$1,780	$1,836	$2,967

Pro forma basic earnings per share	$(0.03)	$0.06	$0.06	$0.09
Pro forma diluted earnings per share	$(0.03)	$0.06	$0.06	$0.09

The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

10.	Pensions and Other Post-Retirement Benefits:

Components of Net Periodic Benefit Cost for Defined Benefit Plans
	Three months ended September 30,				Nine months ended September 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousand of dollars)	2005	2004	2005	2004	2005	2004	2005	2004
Service cost	$166	$44	$5	$(10)	$351	$250	$16	$--
Interest cost	162	112	10	14	411	324	27	51
Expected return on plan assets	(150)	(160)	--	--	(342)	(333)	--	--
Amortization of transition obligations (assets)	(21)	(17)	1	7	(53)	(49)	5	23
Amortization of actuarial and investment (gain) loss	11	9	--	--	(28)	40	2	19
Post retirement benefits expense	$168	$(12)	$16	$11	$339	$232	$50	$93

11.	Business segments:

The Company's activities are divided into four reportable segments. The three operating segments are: Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the operating segments.

Refinery Services provides services to industrial customers in the United States and Canada, outsourced compliance services for the regeneration of spent sulphuric acid produced during the octane enhancement of gasoline, the extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, the recovery of SO2 to ensure air quality compliance, and hazardous waste treatment and disposal.

Western Markets provides sulphur-enhanced industrial chemicals to the pulp and paper industry in Western Canada and is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. These and other chemicals are marketed to customers in North America.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC.
Notes to Consolidated Financial Statements
11. Business segments (continued):
Schedule of business segments (unaudited)
For the three months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$26,543	$18,822	$14,370	$14,223	$2,443	$2,072	$--	$--	$43,356	$35,117
Gross profit	$9,041	$6,302	$5,587	$5,820	$1,096	$984	$--	$--	$15,724	$13,106
Earnings (loss) before the under noted	$7,536	$5,735	$5,150	$5,507	$(1,985)	$(128)	$(2,366)	$(2532)	$8,335	$8,582
Depreciation, including loss on disposal	4,692	3,291	591	573	125	225	50	51	5,458	4,140
Amortization of deferred charges and intangible assets	781	--	--	--	--	--	172	176	953	176
Interest expense	--	--	--	--	--	--	3,044	2,648	3,044	2,,648
Interest capitalized	--	--	--	--	--	--	(530)	(1,099)	(530)	(1,099)
Interest income	--	--	--	--	--	--	(224)	(171)	(224)	(171)
Earnings (loss) before income taxes	$2,062	$2,444	$4,559	$4,934	$(2,110)	$(353)	$(4,877)	$(4,137)	$(366)	$2,888
Capital expenditures	$13,314	$2,056	$163	$42	$--	$--	$8	$5	$13,485	$2,103
Addition to Goodwill	$28,920	--	--	--	--	--	--	--	$28,920	--

Schedule of business segments (unaudited)
For the nine months ended September 30	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
(in thousands of dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue from external customers	$67,637	$55,662	$43,252	$41,360	$8,042	$5,686	$--	$--	$118,931	$102,708
Gross profit	$23,712	$17,495	$16,521	$15,539	$3,519	$2,656	$--	$--	$43,752	$35,690
Earnings (loss) before the under noted	$21,291	$15,860	$15,125	$14,503	$(1,519)	$(593)	$(7,466)	$(7,894)	$27,431	$21,876
Depreciation, including loss on disposal	13,425	9,862	1,766	1,702	495	695	155	206	15,841	12,465
Amortization of deferred charges and intangible assets	781	--	--	--	--	--	520	543	1,301	543
Interest expense	--	--	--	--	--	--	8,117	8,065	8,117	8,065
Interest capitalized	--	--	--	--	--	--	(925)	(3,258)	(925)	(3,258)
Interest income	--	--	--	--	--	--	(701)	(509)	(701)	(509)
Earnings (loss) before income taxes	$7,085	$5,998	$13,359	$12,801	$(2,014)	$(1,288)	$(14,632)	$(13,039)	$3,798	$4,472
Capital expenditures	$30,659	$6,759	$271	$421	$--	$--	$63	$50	$30,993	$7,230

Total assets before goodwill and intangible assets[1]	$199,969	$140,512	$29,109	$31,549	2,055	$6,214	$40,620	$44,862	$271,753	$223,137
Goodwill and intangible assets, net of accumulated amortization [1]	93,485	39,524	4,468	4,468	5,825	6,341	--	--	103,778	50,333
Total assets[1]	$293,454	$180,036	$33,577	$36,017	$7,880	$12,555	$40,620	$44,862	$375,531	$273,470
Addition to Goodwill	$28,920	--	--	--	--	--	--	--	$28,920	--
1.  2004 assets are at December 31st.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

November 4, 2005	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance